# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COSCIENS Biopharma Inc., CIK 0001113423
CUSIP: 22112H101
Title of class of securities: Common stock, no par value
Address of issuer's principal executive offices: C/O NORTON ROSE FULBRIGHT CANADA LLP, 222 BAY STREET, SUITE 3000, PO BOX 53, TORONTO, Ontario Canada (A6), M5K 1E7
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001493152-24-035256
Filed by CIK 0001297339
Persons authorized to receive notices and communications: Peter Puccetti, c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53,, Toronto, Ontario Canada (A6), M5K 1E7, (416) 203-2022

## Reporting persons
- Goodwood Fund: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 257,257; sole dispositive power 0; shared dispositive power 257,257; aggregate amount beneficially owned 257,257 (8.2% of the class)
- Goodwood Inc. (CIK 0001297339): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 257,257; sole dispositive power 0; shared dispositive power 257,257; aggregate amount beneficially owned 257,257 (8.2% of the class)
- Peter Puccetti: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 257,257; sole dispositive power 0; shared dispositive power 257,257; aggregate amount beneficially owned 257,257 (8.2% of the class)
- Puccetti Funds Management Inc.: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 257,257; sole dispositive power 0; shared dispositive power 257,257; aggregate amount beneficially owned 257,257 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, no par value
Name of issuer: COSCIENS Biopharma Inc.
Address of issuer's principal executive offices: C/O NORTON ROSE FULBRIGHT CANADA LLP, 222 BAY STREET, SUITE 3000, PO BOX 53, TORONTO, Ontario Canada (A6), M5K 1E7

## Item 2. Identity and Background
Name of person filing:
(i) Goodwood Fund, a mutual trust established under the laws of the Province of Ontario, with respect to the shares of the Common Stock (the "Shares") directly owned by the Goodwood Fund;

(ii) Goodwood Inc., an Ontario corporation, as the investment manager of Goodwood Fund, with respect to the Shares directly owned by the Goodwood Fund;

(iii) Peter Puccetti, as the Chairman, Chief Investment Officer and control person of Goodwood Inc..; and

(iv) Puccetti Funds Management Inc., an Ontario corporation, as a controlling shareholder of Goodwood Inc., with respect to Shares directly owned by Puccetti Funds Management Inc. Puccetti Funds Management Inc. is owned by Peter Puccetti.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D/A.
Residence or business address: The principal business address of each of the Reporting Persons is 132 Trafalgar Road, Oakville, Ontario L6J 3G5.
Present principal occupation or employment: The principal business of Goodwood Fund is maximizing the total return of its investments through the purchase and sale of exchange listed and/or over-the-counter quoted securities. The majority of the Goodwood Fund's activities involve the purchase and ale of common stock, primarily of North American issuers. The principal business of Goodwood Inc. is serving as the investment manager of the Goodwood Fund and other investment funds and managed accounts. The principal occupation of Mr. Puccetti is serving as the Chairman and Chief Investment Officer of Goodwood Inc. The principal business of Puccetti Funds Management Inc. is to hold Mr. Puccetti's interest in Goodwood Inc.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to as civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Goodwood Fund, Goodwood Inc. and Puccetti Funds Management Inc. is organized under the laws of Ontario. Mr. Puccetti is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported herein were purchased with working capital of Goodwood Fund and Puccetti Funds Management Inc (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. An aggregate of approximately $1,624,784, including brokerage commissions, was used to acquire the Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On December 19, 2024, Goodwood Inc. ("Goodwood") sent a letter (the "December 19 Letter") to the Board of Directors of the Issuer. The December 19 Letter outlines Goodwood's concerns about, among other things, the excessive amount of wasted research and development and other expenses that the Issuer's board continues to permit. The December 19 Letter also outlines Goodwood's view that the Issuer's current strategy is not sustainable, nor is it in the best interests of the Issuer's shareholders.

The December 19 Letter states that the Issuer needs substantial change to its board composition to regain the confidence of its shareholders, and that the reconstituted board must, among other things, immediately prioritize value creation and shareholders' interests and move rapidly to cut costs and eliminate unnecessary spending on long-shot R&D programs.

The December 19 Letter also states that Goodwood stands ready to engage with the Issuer's board on the changes that must be made to both the board and the Issuer's strategy, and that absent those changes being promptly implemented, Goodwood intends to propose new directors for election to the Issuer's board.

The Reporting Persons may also propose or take one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and the Issuer's management and board, other shareholders of the Issuer and other interested parties.

The foregoing description of the December 19 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such letter, which is filed as Exhibit 99.2, and is incorporated herein by reference.

The Reporting Persons acquired the Shares to which this Schedule 13D/A relates for investment purposes in the ordinary course of business. The Reporting Persons purchased the Shares because they believed that such Shares, when purchased, represented an attractive investment opportunity.

The Reporting Persons have engaged, and intend to continue to engage, in communications with one or more officers, directors and/or representatives or agents of the Issuer and/or other persons, and may in the future also engage in communications with one or more shareholders of the Issuer and other relevant parties, regarding actions that might be taken with respect to the foregoing. As part of such communications, the Reporting Persons may advocate one or more courses of action.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, the market value of the Common Stock, other investment opportunities available to Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, transferring shares of Common Stock, engaging in short selling of, or any hedging or similar transactions with respect to, the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions set forth above.

Except as described in this Item 4, as of the date of this statement the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based upon 3,123,513 Shares outstanding as of November 6, 2024, as reported in the Issuer's Report on Form 6-K, filed with the Securities and Exchange Commission on November 12, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 19, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D/A with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement.
Exhibit 99.2 Letter dated December 19, 2024 from Goodwood, Inc. to Cosciens BioPharma Inc

## Signatures
- Goodwood Fund: /s/ Peter Puccetti, Peter Puccetti, Chairman & Chief Investment Officer (12/19/2024)
- Goodwood Inc.: /s/ Peter Puccetti, Peter Puccetti, Chairman & Chief Investment Officer (12/19/2024)
- Peter Puccetti: /s/ Peter Puccetti, Peter Puccetti (12/19/2024)
- Puccetti Funds Management Inc.: /s/ Peter Puccetti, Peter Puccetti, President (12/19/2024)